SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

MEDLEY MANAGEMENT INC.

(Name of the Issuer)

Medley Management Inc.

Sierra Income Corporation

Sierra Management, Inc.

SIC Advisors LLC

Medley LLC

Medley Group LLC

Seth Taube

Brook Taube

(Name of Persons Filing Statement)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

58503T106

(CUSIP Number of Class of Securities)

Seth Taube

Chief Executive Officer

280 Park Ave., 6th Floor East

New York, NY 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf

of the Persons Filing Statement)

With copies to:

Steven B. Boehm, Esq. Payam Siadatpour, Esq. Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, D.C. 20001-3980	David M. Leahy, Esq. David C. Mahaffey, Esq. Sullivan & Worcester LLP 1666 K Street, NW Washington, D.C. 20006-1264	Terrence Shen, Esq. George M. Silfen, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036	Michael B. Tumas, Esq. Roxanne L. Houtman, Esq. Potter Anderson & Corroon LLP 1313 North Market Street, 6th Floor Wilmington, DE 19801

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.
☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$35,466,466	$4,298.54

*	The transaction value was determined based upon the sum of (A) the product of (i)(x) 5,693,974 shares of Medley Management Inc. (“MDLY”) Class A Common Stock (the “MDLY Purchased Shares”) and (ii) the product of (x) $7.27 per share and (y) 0.3836 plus (B) the product of (i) the MDLY Purchased Shares and (ii) $3.44.
**	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act. The fee is calculated by multiplying 0.0001212 by the proposed maximum aggregate value of the transaction of $35,466,466.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $2,471.42

Form or Registration No.: Form N-14

Filing Party: Sierra Income Corporation

Date Filed: November 6, 2018

Neither the Securities and Exchange Commission nor any state securities commission has approved or disproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy of the disclosure in this Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This Transaction Statement on Schedule 13E-3, together with the exhibits attached thereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the “Exchange Act”), by the following persons (each a “Filing Person” and, collectively the “Filing Persons”): Medley Management Inc., a Delaware corporation (the “Company” or “MDLY”) and the issuer of the Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”) that constitute the class of securities of the Company that is the subject of the Rule 13E-3 transaction, (ii) Sierra Income Corporation, a Maryland corporation (“SIC”), (iii) Sierra Management, Inc., a Delaware corporation (“Merger Sub”), (iv) SIC Advisors LLC, a Delaware limited liability company, (v) Medley LLC, a Delaware limited liability company, (vi) Medley Group LLC, a Delaware limited liability company, (vii) Seth Taube and (viii) Brook Taube.

This Transaction Statement is being filed in connection with the pending acquisition of MDLY pursuant to the Agreement and Plan of Merger, dated as of August 9, 2018 (the “Merger Agreement”), by and among SIC, MDLY and Merger Sub.  Pursuant to the Merger Agreement, MDLY will be merged with and into Merger Sub, with Merger Sub as the surviving company (the “MDLY Merger”). Simultaneously with the MDLY Merger, Medley Capital Corporation, a Delaware corporation (“MCC”), will merge with and into SIC pursuant to the Agreement and Plan of Merger, dated as of August 9, 2018, by and between SIC and MCC.

Under the terms of the Merger Agreement, at the effective time of the MDLY Merger (the “Effective Time”), each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares (as defined in the Merger Agreement) and shares of MDLY Class A Common Stock held by MDLY, SIC or their respective wholly owned subsidiaries, will be automatically converted into the right to receive (i) 0.3836 shares of SIC’s common stock, $0.001 par value per share (“SIC Common Stock”) and (ii) cash in the amount equal to $3.44 per share of Class A Common Stock. In addition, MDLY’s stockholders will have the right to receive certain dividends and/or other payments, as further described in the Merger Agreement.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a joint proxy statement and prospectus on Form N-14 (the “Joint Proxy Statement/Prospectus”) pursuant to Regulation 14A under the Exchange Act, relating to a special meeting of the Company’s stockholders (the “Company Special Meeting”), at which stockholders will be asked to consider and vote on a proposal to approve the adoption of the Merger Agreement. A copy of the Joint Proxy Statement/Prospectus is attached hereto as Exhibit (a)(2)(i), and the Merger Agreement is attached as Appendix B to the Joint Proxy Statement/Prospectus (as well as Exhibit (d)(i) to this Transaction Statement).

The board of directors of the Company (the “Board”), acting upon the recommendation of a special committee thereof consisting only of independent and disinterested directors (the “Special Committee”), has unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Merger, are advisable and fair to, and in the best interests of, the Company and its stockholders, (b) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Merger, (c) resolved to submit the Merger Agreement to the stockholders of the Company for its adoption, (d) recommended that the stockholders of the Company approve the adoption of the Merger Agreement (the “Board Recommendation”), and (e) resolved to include the Board Recommendation in the Joint Proxy Statement/Prospectus.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Joint Proxy Statement/Prospectus of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Joint Proxy Statement/Prospectus, including all appendices thereto is incorporated by reference herein in its entirety, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Joint Proxy Statement/Prospectus and the appendices thereto. As of the date hereof, the Joint Proxy Statement/Prospectus is in preliminary form and is subject to completion and/or amendment. All capitalized terms used but not expressly defined in this Transaction Statement shall have the respective meanings given to them in the Joint Proxy Statement/Prospectus.

While each Filing Person acknowledges that the Merger is a “going- private” transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of such Filing Person, that the Company is “controlled” by any other Filing Person.

All information contained in, or incorporated by reference into, this Transaction Statement concerning any Filing Person has been supplied by such Filing Person.

Under the SEC rules governing “going private” transactions, each Filing Person may be deemed to be an affiliate of the Company and engaged in a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act. This filing is being made only in response to the SEC’s suggestion that certain of the Filing Persons may be “affiliates” within the meaning of Rule 13e-3. The fact of this filing is not intended to and does not express the view of any Filing Person as to its legal relationships or its engagement in the transactions contemplated by the Merger Agreement.

i

Item 1. Summary Term Sheet

The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

Item 2. Subject Company Information

(a) Name and Address. The Company’s name, address and telephone number of its principal executive offices are as follows:

MEDLEY MANAGEMENT INC.

280 Park Ave., 6th Floor East

New York, NY 10017

(212) 759-0777

(b) Securities. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY—The MDLY Special Meeting”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“CONTROL PERSONS AND PRINCIPAL HOLDERS OF MDLY”

(c) Trading Market and Price. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“MARKET PRICE, DIVIDEND AND DISTRIBUTION INFORMATION—MDLY”

(d) Dividends. For each of the quarters ended March 31, 2018 and June 30, 2018, the Company paid a quarterly dividend of $0.20 per share to the holders of the Class A Common Stock. During each of 2016 and 2017, the Company paid quarterly dividends of $0.20 per share to holders of the Class A Common Stock.

(e) Prior Public Offerings. Not Applicable.

(f) Prior Stock Purchases. The following table provides information concerning repurchases of shares of Class A Common Stock for the past two years through November 5, 2018:

Quarter	Amount of Class A Common Stock repurchased	Range of prices ($)	Average price ($)
July 1, 2017—September 30, 2017	94	$6.10 - $6.72	$6.47
April 1, 2017—June 30, 2017	378	$5.65 - $8.37	$6.77
January 1, 2017—March 31, 2017	49	$8.00 - $8.39	$8.12

Item 3. Identity and Background of Filing Person

The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“WHERE YOU CAN FIND MORE INFORMATION”

(a) Name and Address. Medley Management Inc. is the subject company. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY— The Parties to the Mergers”

The business address and business telephone number for each Filing Person is as follows:

280 Park Avenue, 6th Floor East

New York, New York 10017

(212) 759-0777

SIC is deemed an affiliate of the Company because SIC Advisors LLC manages the investment activities of SIC. SIC Advisors LLC is a majority owned subsidiary of Medley LLC. The Company is the sole managing member of Medley LLC. The Company is controlled by Medley Group LLC. Medley Group LLC is controlled by each of Seth Taube and Brook Taube.

(b) Business and Background of Entities. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY— The Parties to the Mergers”

Each of MDLY, Sierra Management, Inc., Medley LLC and Medley Group LLC is incorporated or organized under the laws of the State of Delaware.

SIC is incorporated under the laws of the State of Maryland.

(c) Business and Background of Natural Persons. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY— The Parties to the Mergers”

“MANAGEMENT OF MDLY”

None of the Company nor any of the Company's directors or executive officers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Each of the Company's directors and executive officers is a United States citizen. None of the Company nor any of the Company's directors or executive officers has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction

(a) Material Terms.

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“DESCRIPTION OF THE MERGERS—General Description of the Mergers”

“DESCRIPTION OF THE MERGERS—Background of the Mergers”

“DESCRIPTION OF THE MERGERS—Reasons for the Mergers”

“DESCRIPTION OF THE MERGERS—Recommendation of the Sierra Board and the Sierra Special Committee”

“DESCRIPTION OF THE MERGERS—Recommendation of the MDLY Board”

“SIERRA PROPOSAL #2: APPROVAL OF THE MDLY MERGER”

“SIERRA PROPOSAL #3: ISSUANCE OF THE SHARES OF SIERRA COMMON STOCK TO BE ISSUED PURSUANT TO EACH OF THE MCC MERGER AGREEMENT AND THE MDLY MERGER AGREEMENT AT A PRICE BELOW ITS THEN CURRENT NAV PER SHARE, IF APPLICABLE”

“MDLY PROPOSAL #1: APPROVAL OF THE ADOPTION OF THE MDLY MERGER AGREEMENT”

“ACCOUNTING TREATMENT”

“Material U.S. Federal Income Tax Consequences”

(c) Different Terms. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“DESCRIPTION OF THE MDLY MERGER AGREEMENT—Merger Consideration”

(d) Appraisal Rights. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“APPRAISAL RIGHTS OF MDLY STOCKHOLDERS”

(e) Provisions for Unaffiliated Security Holders. No provision has been made (i) to grant any Filing Person’s unaffiliated stockholders access to the corporate files of such Filing Person, any other party to the merger or any of their respective affiliates, or (ii) to obtain counsel or appraisal services at the expense of such Filing Person, any other such party or affiliate.

(f) Eligibility for Listing or Trading.  The information set forth in the Joint Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“DESCRIPTION OF THE MERGERS – Listing of Sierra Common Stock and Delisting of MCC Common Stock and MDLY Class A Common Stock”

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF MDLY”

“DESCRIPTION OF THE MDLY MERGER AGREEMENT”

Appendix B – Agreement and Plan of Merger, dated as of August 9, 2018, by and among Medley Management Inc., Sierra Income Corporation and Sierra Management, Inc.

(b)—(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“DESCRIPTION OF THE MERGERS—Background of the Mergers”

“DESCRIPTION OF THE MERGERS—Reasons for the Mergers”

“DESCRIPTION OF THE MERGERS—Recommendation of the Sierra Board and the Sierra Special Committee”

“DESCRIPTION OF THE MERGERS—Recommendation of the MDLY Board”

 “DESCRIPTION OF THE MDLY MERGER AGREEMENT”

Appendix B – Agreement and Plan of Merger, dated as of August 9, 2018, by and among Medley Management Inc., Sierra Income Corporation and Sierra Management, Inc.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“DESCRIPTION OF THE MERGERS—Background of the Mergers”

“DESCRIPTION OF THE MERGERS—Reasons for the Mergers”

“DESCRIPTION OF THE MERGERS—Recommendation of the Sierra Board and the Sierra Special Committee”

“DESCRIPTION OF THE MERGERS—Recommendation of the MDLY Board”

Appendix B – Agreement and Plan of Merger, dated as of August 9, 2018, by and among Medley Management Inc., Sierra Income Corporation and Sierra Management, Inc.

Item 6. Purposes of the Transaction, and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“DESCRIPTION OF THE MERGERS—General Description of the Mergers”

“DESCRIPTION OF THE MERGERS—Background of the Mergers”

“DESCRIPTION OF THE MDLY MERGER AGREEMENT—Merger Consideration”

“DESCRIPTION OF THE MDLY MERGER AGREEMENT—Closing of the MDLY Merger”

Appendix B – Agreement and Plan of Merger, dated as of August 9, 2018, by and among Medley Management Inc., Sierra Income Corporation and Sierra Management, Inc.

(c)(1)—(8) Plans. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“DESCRIPTION OF THE MERGERS—General Description of the Mergers”

“DESCRIPTION OF THE MERGERS—Background of the Mergers”

“DESCRIPTION OF THE MERGERS—Unaudited Prospective Financial Information”

“DESCRIPTION OF THE MERGERS—Management of the Combined Company”

“DESCRIPTION OF THE MDLY MERGER AGREEMENT”

“CAPITALIZATION”

“COMPARATIVE FEES AND EXPENSES”

“UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS”

“INFORMATION ABOUT THE COMBINED COMPANY”

“SIERRA PROPOSAL #6: APPROVAL OF THE COMBINED COMPANY INVESTMENT ADVISORY AGREEMENT”

Appendix B – Agreement and Plan of Merger, dated as of August 9, 2018, by and among Medley Management Inc., Sierra Income Corporation and Sierra Management, Inc.

Upon the consummation of the Merger, the Company’s stock will be delisted from the New York Stock Exchange and the Company will no longer be subject to the reporting requirements under Section 15(d) of the Exchange Act.

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“DESCRIPTION OF THE MERGERS—Background of the Mergers”

“DESCRIPTION OF THE MERGERS—General Description of the Mergers”

“DESCRIPTION OF THE MERGERS—Reasons for the Mergers”

“DESCRIPTION OF THE MERGERS—Recommendation of the Sierra Board and the Sierra Special Committee”

“DESCRIPTION OF THE MERGERS—Recommendation of the MDLY Board”

(b) Alternatives. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“DESCRIPTION OF THE MERGERS—Background of the Mergers”

“DESCRIPTION OF THE MERGERS—General Description of the Mergers”

“DESCRIPTION OF THE MERGERS—Reasons for the Mergers”

“DESCRIPTION OF THE MERGERS—Recommendation of the Sierra Board and the Sierra Special Committee”

“DESCRIPTION OF THE MERGERS—Recommendation of the MDLY Board”

(c) Reasons. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“DESCRIPTION OF THE MERGERS—Background of the Mergers”

“DESCRIPTION OF THE MERGERS—General Description of the Mergers”

“DESCRIPTION OF THE MERGERS—Reasons for the Mergers”

“DESCRIPTION OF THE MERGERS—Recommendation of the Sierra Board and the Sierra Special Committee”

“DESCRIPTION OF THE MERGERS—Recommendation of the MDLY Board”

(d) Effects. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“DESCRIPTION OF THE MERGERS—Background of the Mergers”

“DESCRIPTION OF THE MERGERS—General Description of the Mergers”

“DESCRIPTION OF THE MERGERS—Reasons for the Mergers”

“DESCRIPTION OF THE MERGERS—Management of the Combined Company”

“DESCRIPTION OF THE MDLY MERGER AGREEMENT”

“CAPITALIZATION”

“COMPARATIVE FEES AND EXPENSES”

“ACCOUNTING TREATMENT”

“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES”

“UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS”

“COMPARISON OF STOCKHOLDER RIGHTS”

“APPRAISAL RIGHTS OF MDLY STOCKHOLDERS”

Appendix B – Agreement and Plan of Merger, dated as of August 9, 2018, by and among Medley Management Inc., Sierra Income Corporation and Sierra Management, Inc.

Item 8. Fairness of the Transaction

(a)—(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“DESCRIPTION OF THE MERGERS—Reasons for the Mergers”

“DESCRIPTION OF THE MERGERS—Recommendation of the Sierra Board and the Sierra Special Committee”

“DESCRIPTION OF THE MERGERS—Recommendation of the MDLY Board”

“DESCRIPTION OF THE MERGERS—Opinion of Financial Advisor to the Sierra Special Committee”

“DESCRIPTION OF THE MERGERS—Opinion of Financial Advisor to the MDLY Special Committee”

“DESCRIPTION OF THE MERGERS—Opinion of Financial Advisor to the MDLY Board”

Appendix B – Agreement and Plan of Merger, dated as of August 9, 2018, by and among Medley Management Inc., Sierra Income Corporation and Sierra Management, Inc.

Barclays Presentation, dated August 9, 2018

Medley Management Inc. Board Presentation, dated August 2, 2018

Appendix C -- Opinion of Broadhaven Capital Partners

Appendix E -- Opinion of Barclays Capital Inc.

Appendix F -- Opinion of Goldman Sachs & Co. LLC

(c) Approval of Security Holders. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“THE SIERRA SPECIAL MEETING—Vote Required”

“THE MDLY SPECIAL MEETING—Vote Required”

Appendix B – Agreement and Plan of Merger, dated as of August 9, 2018, by and among Medley Management Inc., Sierra Income Corporation and Sierra Management, Inc.

(d) Unaffiliated Representative. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“DESCRIPTION OF THE MERGERS—Background of the Mergers”

“DESCRIPTION OF THE MERGERS—Reasons for the Mergers”

“DESCRIPTION OF THE MERGERS—Recommendation of the Sierra Board and the Sierra Special Committee”

“DESCRIPTION OF THE MERGERS—Recommendation of the MDLY Board”

No provision has been made (i) to grant any Filing Person’s unaffiliated stockholders access to the corporate files of such Filing Person, any other party to the merger or any of their respective affiliates, or (ii) to obtain counsel or appraisal services at the expense of such Filing Person, any other such party or affiliate.

(e) Approval of Directors. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“DESCRIPTION OF THE MERGERS—Background of the Mergers”

“DESCRIPTION OF THE MERGERS—Reasons for the Mergers”

“DESCRIPTION OF THE MERGERS—Recommendation of the Sierra Board and the Sierra Special Committee”

“DESCRIPTION OF THE MERGERS—Recommendation of the MDLY Board”

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)—(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“DESCRIPTION OF THE MERGERS—Background of the Mergers”

“DESCRIPTION OF THE MERGERS—Reasons for the Mergers”

“DESCRIPTION OF THE MERGERS—Recommendation of the Sierra Board and the Sierra Special Committee”

“DESCRIPTION OF THE MERGERS—Recommendation of the MDLY Board”

“DESCRIPTION OF THE MERGERS—Opinion of Financial Advisor to the Sierra Special Committee”

“DESCRIPTION OF THE MERGERS—Opinion of Financial Advisor to the MDLY Special Committee”

“DESCRIPTION OF THE MERGERS—Opinion of Financial Advisor to the MDLY Board”

“WHERE YOU CAN FIND MORE INFORMATION”

Barclays Presentation, dated August 9, 2018

Medley Management Inc. Board Presentation, dated August 2, 2018

Appendix C - Opinion of Broadhaven Capital Partners

Appendix E -- Opinion of Barclays Capital Inc.

Appendix F -- Opinion of Goldman Sachs & Co. LLC

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company or SIC (as applicable) during each company’s regular business hours by any interested holder of Class A Common Stock or any representative who has been so designated by any interested holder of Class A Common Stock in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a)—(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“DESCRIPTION OF THE MDLY MERGER AGREEMENT—Merger Consideration”

(c) Expenses. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“DESCRIPTION OF THE MDLY MERGER AGREEMENT—Transaction Expenses”

“DESCRIPTION OF THE MDLY MERGER AGREEMENT—Termination Fees”

The following expenses have been incurred, or expect to be incurred, in connection with the Merger:

Financial Advisory Fees and Expenses	$5,385,000

Legal, Accounting and Other Professional Fees	$2,567,741

Proxy Solicitation, Printing and Mailing Costs	$70,594

Miscellaneous	$125,000

Total	$8,148,335

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“CONTROL PERSONS AND PRINCIPAL HOLDERS OF MDLY”

(b) Securities Transactions. Other than the Merger Agreement and agreements entered into in connection therewith, the parties and their respective affiliates have not made any transactions with respect to the Class A Common Stock during the past 60 days.

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY”

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“DESCRIPTION OF THE MERGERS—Recommendation of the Sierra Board and the Sierra Special Committee”

“DESCRIPTION OF THE MERGERS—Recommendation of the MDLY Board”

“MDLY PROPOSAL #1: APPROVAL OF THE ADOPTION OF THE MDLY MERGER AGREEMENT”

It is expected that the directors and officers of the Company will vote in favor of the approval of the adoption of the Merger Agreement and the transactions contemplated thereby.

(e) Recommendations of Others. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“DESCRIPTION OF THE MERGERS—Recommendation of the Sierra Board and the Sierra Special Committee”

“DESCRIPTION OF THE MERGERS—Recommendation of the MDLY Board”

Item 13. Financial Statements

(a) Financial Information. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SELECTED FINANCIAL AND OTHER DATA OF MDLY”

“Management’s Discussion and Analysis of Financial Condition and Results of Operations OF MDLY”

“WHERE YOU CAN FIND MORE INFORMATION”

“INDEX TO CONSOLIDATED FINANCIAL STATEMENTS”

The Company’s book value per share as of June 30, 2018 was $(1.65).

The Company’s ratio of earnings to fixed charges for the two most recent fiscal years and the most recent interim period is as follows:

Six Months Ended June 30, 2018		Year Ended December 31, 2017	Year Ended December 31, 2016
(0.85	)(1)	2.63	2.19

(1)	During the six months ended June 30, 2018, we incurred $2.2 million in severance costs relating to the consolidation of our business activities to our New York Office, $1.9 million in strategic initiatives expenses, including expenses related to the merger, and $13.6 million of unrealized losses on shares held of MCC.

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)—(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS & ANSWERS ABOUT THE SIERRA SPECIAL MEETING, THE MCC SPECIAL MEETING, THE MDLY SPECIAL MEETING, THE MERGERS, AND RELATED MATTERS”

“THE MDLY SPECIAL MEETING—Solicitation of Proxies”

Item 15. Additional Information

(b) Golden Parachute Compensation. Not Applicable.

(c) Other Material Information. The entirety of the Joint Proxy Statement/Prospectus, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(2)(i) Preliminary Joint Proxy Statement/Prospectus of Sierra Income Corporation (incorporated by reference to the Form N-14 filed concurrently with this Transaction Statement with the SEC).

(a)(2)(ii) Form of Proxy Card.*

(a)(2)(iii) Letter to Stockholders (incorporated herein by reference to the Joint Proxy Statement/Prospectus).

(a)(2)(iv) Notice of Meeting of Stockholders (incorporated herein by reference to the Joint Proxy Statement/Prospectus).

(a)(2)(v) Joint Press Release issued by Sierra Income Corporation, Medley Capital Corporation and Medley Management Inc., dated August 9, 2018, (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 9, 2018).

(c)(i) Opinion of Broadhaven Capital Partners dated August 9, 2018 (incorporated herein by reference to Appendix C of the Joint Proxy Statement/Prospectus).

(c)(ii) Opinion of Barclays Capital Inc. dated August 9, 2018 (incorporated herein by reference to Appendix E of the Joint Proxy Statement/Prospectus).

(c)(iii) Opinion of Goldman Sachs & Co. LLC dated August 9, 2018 (incorporated herein by reference to Appendix F of the Joint Proxy Statement/Prospectus).

(c)(iv) Barclays Presentation, dated August 9, 2018.

(c)(v) Medley Management Inc. Board Presentation, dated August 2, 2018

(d)(i) Agreement and Plan of Merger, dated as of August 9, 2018, by and among Medley Management Inc., Sierra Income Corporation and Sierra Management, Inc. (incorporated herein by reference to Appendix B of the Joint Proxy Statement/Prospectus).

(f)(1) Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Appendix L of the Joint Proxy Statement/Prospectus)

* To be filed by amendment.

SIGNATURES

After due inquiry and the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of November 6, 2018

MEDLEY MANAGEMENT INC.
By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Co-Chief Executive Officer

By:	/s/ Seth Taube
Name:	Seth Taube
Title:	Co-Chief Executive Officer

SIERRA INCOME CORPORATION
By:	/s/ Seth Taube
Name:	Seth Taube
Title:	Chief Executive Officer

SIC ADVISORS LLC
By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Authorized Signatory

SIERRA MANAGEMENT, INC.
By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Authorized Signatory

MEDLEY LLC
By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Co-Chief Executive Officer

By:	/s/ Seth Taube
Name:	Seth Taube
Title:	Co-Chief Executive Officer

MEDLEY GROUP LLC
By:	/s/ Brook Taube
Name:	Brook Taube
Title:	Authorized Signatory

SETH TAUBE
By:	/s/ Seth Taube

BROOK TAUBE
By:	/s/ Brook Taube